UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): November 19, 2012

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

ITEM 7.01   Regulation FD Disclosure

On November 9, 2012, The Federal Reserve Bank of Cleveland, Ohio issued a non-objection letter to a request submitted by James Richard Smail, a director of National Bancshares Corporation (the "Company"), to increase his beneficial ownership of shares of the Company's common stock to more than 10% of the shares of Company's common stock outstanding.

As set forth on reports subsequently filed by Mr. Smail with the Securities and Exchange Commission, Mr. Smail purchased a total of 27,676 shares of the Company's common stock in a series of transactions on November 14, 2012 and November 15, 2012. As a result of these purchases, Mr. Smail currently owns 240,969 shares of the Company's common stock, or 10.86% of the shares of the Company's common stock outstanding.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: November 19, 2012

/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer